Exhibit 1

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                              LUXFER HOLDINGS PLC
                             Third Quarter Report &
                         Unaudited Condensed Financial
                                   Statements

                                 For the period
                      1 January 2002 to 30 September 2002

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                HIGH PERFORMANCE ENGINEERING MATERIALS WORLDWIDE


                               LUXFER GROUP Logo

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                               LUXFER HOLDINGS PLC


         CONTENTS


         Trading statement for the third quarter                       3

         Group Profit and Loss Account for the nine months
         ended 30 September 2002                                       5

         Group Balance Sheet                                           6

         Group Cash Flow Statement                                     7

         Notes to the Condensed Financial Statements                   8

         Corporate details                                            10

TRADING STATEMENT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2002


TURNOVER
Turnover from continuing operations for the third quarter, at (pound)53.2 million, was down (pound)3.0 million (or 5%) compared with the prior year. The movement in the US dollar to sterling exchange rate accounted for (pound)1.9 million of this fall. Approximately 45% of the Group's production originates from US operations. On a divisional basis, the fall was a result of lower sales in our Gas Cylinder and Speciality Aluminium divisions, with their sales revenue being down 9% and 24%, respectively.

The Gas Cylinder sales levels, at (pound)27.1 million, for the quarter were (pound)2.6 million lower than in 2001 due to a fall in aluminium cylinder volumes over the past year, combined with a (pound)1.2 million translation impact on US sales. In this quarter aluminium cylinder volumes were 17% lower than a year ago. This fall partly was offset by the continued increase in 2002 of composite cylinder volumes, which were up 18% in the third quarter of 2002 compared to the same quarter in 2001. The demand for aluminium cylinders in the beverage, fire and medical markets has been depressed, which had put pressure on margins. However, demand for the life support applications remained strong, and this drove the growth on the composite cylinder volumes and revenues. The demand for Superform products remained relatively buoyant, with sales revenues up 7% compared to the prior third quarter.

Elektron divisional sales at (pound)22.7 million, were slightly ahead of the (pound)22.0 million for the third quarter in 2001. Zirconium revenues were down 8%, partly through the translation effect of the weaker dollar on US sales, partly through a weaker business mix, and partly through price pressures in several market sectors.

Magnesium sales revenues for the third quarter were 12% ahead of the same quarter in the prior year and accounted for the net increase in the divisional sales when compared to 2001. This increase reflects the recovery in some of the magnesium markets, with automotive die-casting revenues up 25% and magnesium reprocessing up 20%. The division benefited from the ramp-up in production at the new Czech Republic plant, which now services the bulk of the reprocessing volumes. High performance alloy sales demand also remained relatively strong during the period.

Speciality Aluminium sales levels, at (pound)3.4 million, compared to (pound)4.5 million for the prior third quarter, continued to be well behind prior year levels. Demand remains subdued in the UK and Europe, with some new sales initiatives taking time to realise a higher sales volume.

GROSS PROFIT
For the quarter, gross profit was 19.7% compared to 18.4% for the third quarter of 2001. The improved margin was a result of the reduction in fixed production costs achieved since last year as part of the rationalisation exercise undertaken in late 2001 and early 2002. Average prices have been under pressure throughout the last year, offsetting some of the operational gains that have been achieved. Competitive pressures have remained particularly difficult in some of our larger volume markets, such as automotive and medical.

NET OPERATING EXPENSES BEFORE GOODWILL AND EXCEPTIONAL ITEMS
At (pound)6.8 million, net operating expenses were (pound)2.2 million lower than in the third quarter of 2001. The reduction reflects the cost savings now being achieved in the Group, though higher costs, such as insurance, partly offset these gains.

OPERATING PROFIT BEFORE GOODWILL AND EXCEPTIONAL ITEMS
A profit of (pound)3.7 million was made before charges of (pound)0.4 million for goodwill and (pound)0.3 million of exceptional items. The profit was significantly higher than the (pound)1.4 million made in the third quarter of 2001, despite a lower level of sales in 2002. This improvement reflects the benefits of the rationalisation measures undertaken over the last year.

Gas Cylinders profitability, at (pound)2.5 million, was (pound)1.5 million ahead of the same quarter in 2001. The division benefited from an improvement in sales mix with a higher volume of value-added composite cylinders, as well as from the closure of one of our UK plants in 2001, and the integration of SM Gerzat. In the quarter, there have been some further redundancies made within the division in response to the fall in aluminium cylinder revenues, in order to protect operational efficiencies.

Elektron has also shown benefits from the rationalisation process with profits of (pound)1.7 million being nearly double the (pound)0.9 million achieved a year earlier on similar levels of sales. The Speciality Aluminium division had made some cost savings, but these have been offset by the loss of sales volumes, resulting in a loss of (pound)0.5 million in the quarter, which was the same as in the previous year.

EXCEPTIONAL ITEMS
In the quarter, (pound)0.3 million of redundancy costs were incurred due to further rationalisation measures having been undertaken in addition to those in relation to the charges taken in 2001.

NET INTEREST PAYABLE
Net interest payable was (pound)3.4 million in the quarter compared to (pound)3.8 million in the prior third quarter. The lower cost reflected the reduced net level of Senior Notes in issue compared to the prior period.

TAXATION
A charge of (pound)0.4 million was made for taxation in the quarter. This related to taxable profits in overseas operations which could not be offset against the loss after interest incurred in the UK.

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION
The Group made a (pound)0.8 million net loss in the quarter after taxation, which was significantly better than the (pound)3.3 million loss incurred in the same quarter in 2001.

DIVIDENDS
The dividend charge of (pound)1.2 million for both 2002 and 2001 related, as in previous quarters, to our 5% cumulative preference shares. The dividend is not payable until the maturity of the shares in 2009 and is credited back in reserves to the non-equity share of shareholders' funds.

CAPITAL AND LIQUID RESOURCES

Cash flow
Operating cash flows remained strong in the quarter, with (pound)8.9 million of net cash inflows being generated, taking operating cash flow to (pound)21.2 million for the first nine months of the year. This compares favourably to a (pound)1.0 million outflow in the third quarter of 2001, the cumulative operating cash inflow of (pound)2.3 million for the first nine months of 2001, and the (pound)11.8 million for the full year to 31 December 2001.

Net debt
With cash balances at 30 September 2002 of (pound)18.6 million, net debt stood at (pound)110.5 million, compared to net debt of (pound)118.1 million at the same point in 2001. The Group's (pound)20 million short term borrowing lines remained undrawn during the quarter. At the end of the third quarter, rolling EBITDA for continuing operations was (pound)23.1 million and the net debt to EBITDA ratio fell to 4.8x, from the 5.6x reported at the half year.

UPDATE ON THE YEAR TO DATE - AFTER THE FIRST NINE MONTHS OF 2002

Turnover
Group turnover from continuing operations for the third quarter, at (pound)53.2 million, was down on the previous two quarters of 2002. The third quarter traditionally has a lower level of activity due to plant shut downs in the summer months at our own operations and also at some of our customers. Revenues were (pound)173.7 million for the first nine months of 2002 compared to (pound)179.8 million for the same period in 2001. Of the (pound)6.1 million difference, (pound)2.3 million is a translation difference arising primarily from the reduced sterling value of US dollar revenues as a result of the currency weakening in value. This impact is net of some gains in revenue values from euro denominated sales.

Gas Cylinders remained ahead of the prior year at (pound)90.4 million for the nine months to 30 September 2002 compared to (pound)87.0 million for the same period in 2001. Composite cylinder revenues are now 12% ahead of the prior year, offset by a 10% fall in aluminium cylinder revenues once the impact of the acquisition of SM Gerzat is removed. SM Gerzat added an additional (pound)5.6 million to revenues in the first nine months of 2002 compared to the same period in 2001.

Elektron remains behind the prior year with sales in 2002 of (pound)71.8 million compared to (pound)77.2 million at the same point in 2001. The shortfall was primarily due to the reduction in zirconium chemical sales of around 15% year-on-year due to reduced demand and pricing pressures in most business sectors.

Speciality Aluminium saw a significant fall in sales with only (pound)11.5 million of sales achieved to date in 2002 compared to (pound)15.6 million for the first nine months of 2001. A new sales initiative is now underway to try to reverse this trend in future periods.

Operating profit before goodwill and exceptional items
The Group's profitability was (pound)11.7 million for the first nine months of 2002 compared to (pound)12.5 million for the same period in 2001. However, the rolling twelve-month EBITDA increased 13% to (pound)23.1 million for the twelve months to 30 September 2002 compared to the (pound)20.5 million as at the half year in 2002. This highlights the improving trend in profits over recent quarters.

The continued driver for improved profits remains the benefits from the rationalisation of our operations in late 2001 and early 2002. We have continued to take further measures in the third quarter of 2002, with an additional (pound)0.3 million of redundancy costs being incurred.

Profitability remains challenged by the economic environment, with the Group being exposed to the continued slump in the US industrial economy, which accounts for over 40% of the Group's sales and 45% of its production base.

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
UNAUDITED GROUP PROFIT AND LOSS ACCOUNT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002


                                              Three          Three              Nine           Nine             Full
                                          months to      months to         months to      months to          year to
                                       30 September   30 September      30 September   30 September      31 December
                                               2002           2001              2002           2001             2001
                                           (pound)M       (pound)M          (pound)M       (pound)M         (pound)M
------------------------------------  -----------------------------    -----------------------------    -------------
Turnover by division:
Gas Cylinders                                  27.1           29.7              90.4           87.0            114.3
Elektron                                       22.7           22.0              71.8           77.2             97.7
Speciality Aluminium                            3.4            4.5              11.5           15.6             19.3
------------------------------------  -----------------------------    -----------------------------    -------------
Continuing operations                          53.2           56.2             173.7          179.8            231.3

Discontinued operations                         0.2            0.4               0.5           10.6             10.7
Inter-segment sales                             -              -                 -             (1.5)            (1.5)
------------------------------------  -----------------------------    -----------------------------    -------------

TURNOVER                                       53.4           56.6             174.2          188.9            240.5

Cost of sales                                 (42.9)         (46.2)           (140.7)        (151.0)          (199.1)
------------------------------------  -----------------------------    -----------------------------    -------------

Gross profit                                   10.5           10.4              33.5           37.9             41.4
Net operating expenses before
goodwill and exceptional items                 (6.8)          (9.0)            (21.8)         (25.4)           (30.8)
------------------------------------  -----------------------------    -----------------------------    -------------
OPERATING PROFIT BEFORE
GOODWILL & EXCEPTIONAL ITEMS                    3.7            1.4              11.7           12.5             10.6

Operating profit by division:
Gas Cylinders                                   2.5            1.0               7.8            5.0              6.3
Elektron                                        1.7            0.9               5.4            8.0              8.6
Speciality Aluminium                           (0.5)          (0.5)             (1.5)          (0.5)            (1.0)
------------------------------------  -----------------------------    -----------------------------    -------------
Continuing operations                           3.7            1.4              11.7           12.5             13.9

Discontinued operations                         -              -                 -              -               (3.3)
------------------------------------  -----------------------------    -----------------------------    -------------
                                                3.7            1.4              11.7           12.5             10.6
Goodwill amortisation                          (0.4)          (0.5)             (1.3)          (1.3)            (1.8)
Exceptional items                              (0.3)           -                (0.3)          (1.8)            (4.7)
------------------------------------  -----------------------------    -----------------------------    -------------

OPERATING PROFIT                                3.0            0.9              10.1            9.4              4.1

------------------------------------  -----------------------------    -----------------------------    -------------

Disposal of fixed assets                        -              -                 -              -               (0.6)
Profit on sale of operations                    -              -                 -              1.8              1.8
------------------------------------  -----------------------------    -----------------------------    -------------
PROFIT ON ORDINARY ACTIVITIES
BEFORE INTEREST                                 3.0            0.9              10.1           11.2              5.3

Interest receivable & similar income            0.1            0.3               0.3            1.6              1.7
Interest payable & similar charges             (3.5)          (4.1)            (10.5)         (13.2)           (16.4)
------------------------------------  -----------------------------    -----------------------------    -------------
LOSS ON ORDINARY ACTIVITIES
BEFORE TAXATION                                (0.4)          (2.9)             (0.1)          (0.4)            (9.4)

Taxation                                       (0.4)          (0.4)             (1.4)          (1.7)            (0.1)
------------------------------------  -----------------------------    -----------------------------    -------------

LOSS FOR THE FINANCIAL PERIOD                  (0.8)          (3.3)             (1.5)          (2.1)            (9.5)

Dividends - non-equity                         (1.2)          (1.2)             (3.7)          (3.5)            (4.7)
------------------------------------  -----------------------------    -----------------------------    -------------

NET LOSS FOR THE PERIOD                        (2.0)          (4.5)             (5.2)          (5.6)           (14.2)

------------------------------------  -----------------------------    -----------------------------    -------------
EBITDA before exceptional items (1):
-   Continuing operations                       6.3            3.7              19.3           19.5             23.3
-   Total Group                                 6.3            3.7              19.3           19.7             20.2

Return on sales (2):
-   Continuing operations                       7.0%           2.5%              6.7%           7.0%             6.0%
-   Total Group                                 6.9%           2.5%              6.7%           6.6%             4.4%
------------------------------------  -----------------------------    -----------------------------    -------------

Notes: (1) EBITDA before exceptional items consists of operating profit before exceptional items, and the non-cash items of depreciation and goodwill amortisation. (2) Return on sales is the percentage ratio of operating profit before exceptional items and goodwill amortisation divided by turnover.

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
UNAUDITED GROUP BALANCE SHEET AT 30 SEPTEMBER 2002


                                               30 September      30 September      31 December
                                                       2002              2001             2001
                                                   (pound)M          (pound)M         (pound)M
-------------------------------------------   --------------    --------------    -------------
FIXED ASSETS
Intangible assets                                     26.0              28.5              27.3
Tangible assets                                       76.1              78.1              80.0
Investments                                            2.9               2.9               2.9
-------------------------------------------   --------------    --------------    -------------
                                                     105.0             109.5             110.2
CURRENT ASSETS
Stocks                                                31.7              36.3              32.9
Debtors                                               37.3              43.2              37.8
Cash at bank and in hand                              18.6              11.0              13.3
-------------------------------------------   --------------    --------------    -------------
                                                      87.6              90.5              84.0

CREDITORS: amounts falling due within
one year                                             (44.0)            (40.2)            (40.4)
-------------------------------------------   --------------    --------------    -------------

NET CURRENT ASSETS                                    43.6              50.3              43.6
-------------------------------------------   --------------    --------------    -------------

TOTAL ASSETS LESS CURRENT LIABILITIES                148.6             159.8             153.8

CREDITORS: amounts falling due after more
than one year
Senior Notes due 2009                               (128.5)           (128.1)           (128.2)
Other loan finance                                    (0.3)             (0.7)             (0.6)
Accruals and deferred income                          (0.3)             (1.4)             (1.2)
-------------------------------------------   --------------    --------------    -------------
                                                    (129.1)           (130.2)           (130.0)


PROVISIONS FOR LIABILITIES AND CHARGES                (9.9)            (10.0)            (12.7)
-------------------------------------------   --------------    --------------    -------------

                                                       9.6              19.6              11.1
-------------------------------------------   --------------    --------------    -------------


CAPITAL AND RESERVES
Called up share capital                               87.0              87.0              87.0
Merger reserve                                      (207.5)           (207.5)           (207.5)
Profit and loss account                              129.1             139.1             130.6
-------------------------------------------   --------------    --------------    -------------

SHAREHOLDERS' FUNDS                                    8.6              18.6              10.1
-------------------------------------------   --------------    --------------    -------------

Shareholders' funds/(deficit) - equity               (93.5)            (78.6)            (88.3)
                              - non-equity           102.1              97.2              98.4

-------------------------------------------   --------------    --------------    -------------

                                                       8.6              18.6              10.1

-------------------------------------------   --------------    --------------    -------------

Minority interest              - equity                1.0               1.0               1.0
-------------------------------------------   --------------    --------------    -------------

                                                       9.6              19.6              11.1
-------------------------------------------   --------------    --------------    -------------

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
UNAUDITED GROUP CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002


                                                         Nine months to      Nine months to      Full year to
                                                           30 September        30 September       31 December
                                                                   2002                2001              2001
                                                               (pound)M            (pound)M          (pound)M
-----------------------------------------------------   ----------------    ----------------    --------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                          21.2                 2.3              11.8


RETURNS ON INVESTMENTS AND SERVICING OF
FINANCE
Interest received
Interest paid                                                       0.3                 1.6               1.7
Payment of loan issue costs on re-financing                        (6.9)               (8.7)            (15.2)
Dividends paid to minority interests                                -                  (0.1)             (0.1)
                                                                    -                  (3.1)             (3.1)
-----------------------------------------------------   ----------------    ----------------    --------------
                                                                   (6.6)              (10.3)            (16.7)

TAXATION
Corporation tax received                                            1.9                 -                 -
Overseas tax paid                                                  (1.1)               (4.9)             (4.8)
-----------------------------------------------------   ----------------    ----------------    --------------
                                                                    0.8                (4.9)             (4.8)

CAPITAL EXPENDITURE & FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets                          (5.4)              (11.4)            (14.4)
Receipts from sale of tangible fixed assets                         0.3                 0.1               0.1
ESOP purchase of shares                                             -                  (0.7)             (0.7)
-----------------------------------------------------   ----------------    ----------------    --------------
                                                                   (5.1)              (12.0)            (15.0)

ACQUISITIONS AND DISPOSALS
Purchase of new businesses (including costs)                        -                  (6.7)             (6.6)
Cash acquired with new businesses                                   -                   2.8               2.8
Purchase of minority interest shares                                -                  (0.1)             (0.1)
Payments for acquisitions made in earlier periods                  (0.8)               (1.3)             (1.3)
Disposal of businesses (net of costs)                               -                   8.3              12.2
Costs paid in relation to disposals in prior periods               (0.3)                -                (5.4)
-----------------------------------------------------   ----------------    ----------------    --------------
                                                                   (1.1)                3.0               1.6

EQUITY DIVIDEND PAID                                                -                   -                 -

-----------------------------------------------------   ----------------    ----------------    --------------
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID
RESOURCES AND FINANCING                                             9.2               (21.9)            (23.1)

MANAGEMENT OF LIQUID RESOURCES
Movement in fixed term cash deposits                               (4.8)               43.0              46.9

FINANCING
Repayments of finance leases                                       (0.3)               (0.3)             (0.4)
Repayment of debt acquired with new business                        -                  (5.4)             (5.4)
Draw down of short term bank loan                                   -                   -                 3.0
Repayment of short term bank loan                                  (3.0)                -                 -
Purchase of Senior Notes due 2009                                   -                 (22.9)            (22.9)
-----------------------------------------------------   ----------------    ----------------    --------------
                                                                   (3.3)              (28.6)            (25.7)
-----------------------------------------------------   ----------------    ----------------    --------------

INCREASE/(DECREASE) IN CASH                                         1.1                (7.5)             (1.9)
-----------------------------------------------------     ----------------    --------------    --------------

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NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS


1.       BASIS OF PREPARATION

The accompanying unaudited condensed financial statements are consolidated accounts for Luxfer Holdings PLC and its subsidiary undertakings. They have been prepared in accordance with United Kingdom generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and notes required by United Kingdom generally accepted accounting principles for full financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended 30 September 2002 are not necessarily indicative of the results that may be expected for the year ending 31 December 2002.

These unaudited condensed financial statements have been prepared using the accounting policies set out in Luxfer Holdings PLC financial statements for the year ended 31 December 2001. The statutory accounts of Luxfer Holdings PLC for 2001 were signed by the directors on 28 March 2002 and have been delivered to the registrar of companies for England and Wales with the auditors' report thereon being unqualified.

2.       EXCEPTIONAL ITEMS

Operating costs of (pound)0.3 million have been charged in the third quarter of 2002 in relation to further rationalisation measures, on top of the rationalisation exercise provided for in 2001.

For the year ended 31 December 2001, an operating exceptional charge of (pound)4.7 million was incurred in relation to rationalisation and redundancy costs. Of this amount, (pound)2.9 million was charged at the end of the fourth quarter of 2001 for redundancy, while the remaining (pound)1.8 million charge was made in the second quarter of 2001 in connection with the closure of one of our Gas Cylinder plants in the UK and the transfer of its production to our two remaining European cylinder plants in France and the UK.

A (pound)0.6 million non-operating charge was made in 2001 for asset disposals made as part of the rationalisation of production within our Gas Cylinders operations.

During 2001 the Group also made an exceptional gain of (pound)1.8 million from the sale of British Aluminium Speciality Extrusions. The business was based at Workington in England and was sold to the French based aluminium group, Pechiney, at the end of the first quarter of 2001.

3.       NOTES TO GROUP CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

                                                           Nine months to       Nine months to       Full year to
                                                             30 September         30 September        31 December
                                                                     2002                 2001               2001
                                                                 (pound)M             (pound)M           (pound)M
-------------------------------------------------------   ----------------      ----------------      --------------
Operating profit                                                    10.1                   9.4                 4.1
Depreciation                                                         7.6                   7.2                 9.6
Profit on disposal of tangible fixed assets                         (0.1)                  -                   -
Amortisation of goodwill                                             1.3                   1.3                 1.8
Decrease /(increase) in stocks                                       0.1                  (1.9)                1.6
(Increase)/decrease in debtors                                      (1.2)                 (4.5)                3.0
Increase/(decrease) in creditors and provisions                      3.5                  (8.1)               (7.0)
-------------------------------------------------------   ----------------      ----------------      --------------
                                                                    21.3                   3.4                13.1

Non-operating exceptional items                                     (0.1)                 (1.1)               (1.3)
-------------------------------------------------------   ----------------      ----------------      --------------

Net cash inflow from operating activities                           21.2                   2.3                11.8

-------------------------------------------------------   ----------------      ----------------      --------------

3.       NOTES TO GROUP CASH FLOW STATEMENT (CONTINUED)

(b)      Reconciliation of net cash flow to movement in net debt

                                                           Nine months to        Nine months to        Full year to
                                                             30 September          30 September         31 December
                                                                     2002                  2001                2001
                                                                 (pound)M              (pound)M            (pound)M
-------------------------------------------------------   ----------------      ----------------      --------------
Increase/(decrease) in net cash for the period                       1.1                  (7.5)               (1.9)
Cash outflow from repayment of debt and finance leases               3.3                   5.7                 5.8
Cash outflow from purchase of Senior Notes due 2009                  -                    22.9                22.9
Cash inflow from new debt facilities                                 -                     -                  (3.0)
Cash outflow from payment of loan issue costs                        -                     0.1                 0.1
Cash outflow/(inflow) from increase/(decrease) in
fixed term cash deposits                                             4.8                 (43.0)              (46.9)
-------------------------------------------------------   ----------------      ----------------      --------------
Change in net debt resulting from cash flows                         9.2                 (21.8)              (23.0)

Debt acquired on acquisition of business                             -                    (5.4)               (5.4)
Loss on purchase of Senior Notes due 2009                            -                    (0.8)               (0.8)
Translation differences                                             (0.6)                 (1.5)               (0.9)
Amortisation of loan issue costs                                    (0.3)                 (1.0)               (1.1)
-------------------------------------------------------   ----------------      ----------------      --------------
Movement in net debt in the period                                   8.3                 (30.5)              (31.2)

Net debt at the beginning of the period                           (118.8)                (87.6)              (87.6)
-------------------------------------------------------   ----------------      ----------------      --------------

Net debt at the end of the period                                 (110.5)               (118.1)             (118.8)

-------------------------------------------------------   ----------------      ----------------      --------------

CORPORATE DETAILS

ADDITIONAL INFORMATION

Further information regarding the unaudited condensed financial statements:
Steve Williams
Group Finance Director

General enquiries on the Luxfer Group:
Robert Bailey
Corporate Development Director

REGISTERED OFFICE                                    SOLICITORS
The Victoria, Harbour City                           Dickson Minto W.S.
Salford Quays                                        Royal London House
Manchester M5 2SP                                    22/25 Finsbury Square
                                                     London EC2A 1DS
COMPANY SECRETARY
Linda F Seddon                                       HammondSuddardsEdge
                                                     Trinity Court
AUDITORS                                             16 John Dalton Street
Ernst & Young LLP                                    Manchester M60 8HS
100 Barbirolli Square
Manchester M2 3EY

BANKERS
Bank of Scotland PLC
Broad Street House
55 Old Broad Street
London EC2P 2HL

The Royal Bank of Scotland plc
Corporate Banking Office
PO BOX 450
5/10 Great Tower Street
London EC3P 3HX